Exhibit 100.2

NICE Introduces EVOLVE WFM: The First Cloud Based Solution
Offering Enterprise-grade Scalability to SMB Contact Centers

EVOLVE WFM is the market’s first true SaaS workforce management solution. It features the most advanced capabilities such as analytics-based forecasting and user-defined scheduling in an elastic, cost-effective cloud based deployment model

Paramus, New Jersey, September 26, 2016 – NICE (Nasdaq: NICE) today announced the release of the market’s first continuous delivery workforce management solution, EVOLVE WFM. The cloud-based solution brings NICE’s leading enterprise-class workforce management technologies to the small- to mid-sized contact center market.

EVOLVE WFM offers a set of sophisticated tools for automated scheduling and real-time adherence to help organizations handle the complexities of the modern contact center environment in a simple manner. IT support costs are negligible, as there is no software installation or server maintenance. The continuous delivery model meanwhile ensures immediate availability and instant upgrades that are seamless and non-disruptive to business continuity. The solution is available around the globe, over Amazon Web Services.

Designed to require minimal training, EVOLVE WFM is easy to self-configure, offering an intuitive, web-based workforce management interface with drag-and-drop simplicity. The user is thus able to focus on the management task at hand, rather than the technical processes involved. The solution includes the following capabilities:

•	Advanced forecasts based on an analytical assessment of the contact center’s history of interactions
•	Efficient scheduling using detailed user-defined work-rule parameters
•	Proactive optimization tools for intraday scheduling, including real-time adherence monitoring
•	Agent workstations for self-managed schedule availability and coordination

“It’s time for contact centers to move beyond spreadsheet-based workforce management. While this can be particularly challenging for small to mid-sized companies, it also offers them tremendous return on investment,” said Nancy Jamison, principal analyst, Frost & Sullivan. “NICE’s EVOLVE WFM is a perfect fit for this underserved market and will provide a viable option for thousands of companies that are looking for advanced WFM functionality in an affordable package.”

“For the SMB contact center market, the SaaS model is the key to delivering high quality solutions that meet customers’ expectations for availability, performance, and cost-effectiveness,” said Miki Migdal, President of the NICE Enterprise Product Group. “EVOLVE WFM addresses all of these needs, offering new feature and functionality upgrades in real time in a simple package. Leveraging NICE’s global experience and leadership in workforce optimization, this solution enables businesses to maintain the right staffing levels at the right times in order to deliver a perfect customer experience.”

To learn more about NICE EVOVLE WFM, click here.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.